FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For November 13, 2006

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X___

Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____

No __X__

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) today announced that, subject to TSX Venture Exchange approval, it is extending the term of the share purchase warrants that were originally issued in connection with a private placement that closed on December 21, 2005, all as further described in the press release of Northwestern dated December 21, 2005.

The share purchase warrants, which would have expired on December 21, 2006, will now expire on December 21, 2007. Each full share purchase warrant entitles the holder thereof the right to acquire one common share in the capital of Northwestern at a price of $0.70.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By: /s/ Marek Kreczmer

 Marek Kreczmer

President and CEO

Date: November 13, 2006